SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                           FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
        15(d) of the Securities Exchange Act of 1934

              Commission File Number 2-78293-LA

                 SOUTH VALLEY BANCORPORATION
   (Exact name of registrant as specified in its charter)

500 Tennant Station, Morgan Hill, California 95037 (408) 778-
                            1510
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock
  (Title of each class of securities covered by this Form)

                            None
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)    [  ]    Rule 12h-4(b)(1)(ii)   [  ]
  Rule 12g-4(a)(1)(ii)   [  ]    Rule 12h-3(b)(2)(i)    [  ]
  Rule 12g-4(a)(2)(i)    [  ]    Rule 12h-3(b)(2)(ii)   [  ]
  Rule 12g-4(a)(2)(ii)   [  ]  Rule 15d-6                [X]
  Rule 12h-4(b)(1)(i)    [  ]

   Approximate number of holders of record as of the certification or notice date:

None. Pursuant to the Agreement and Plan of Reorganization dated July 18, 1996 by and between registrant and Pacific
Capital Bancorp, each outstanding share of registrant's common stock was converted into .92 of a share of Pacific
Capital Bancorp common stock.

   Pursuant to the requirements of the Securities Exchange
Act of 1934 South Valley Bancorporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 14, 1997            BY: /S/ Clayton C. Larson
                         President, Pacific Capital Bancorp

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.